UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated September 21, 2007 of Diana Shipping Inc. (the “Company”) announcing the pricing of its previously announced public offering of 10,000,000 primary shares of its common stock at a price to the public of $25.00 per share.

Exhibit I
Corporate Contact:
Ioannis Zafirakis
Director and Vice-President
Telephone: + 30-210-9470100
izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Euro RSCG Magnet
Telephone: + 1-212-367-6848
ed.nebb@eurorscg.com

Diana Shipping Inc. Announces Pricing of Common Stock Offering

ATHENS, GREECE, September 21, 2007– Diana Shipping Inc. (NYSE: DSX) today announced the pricing of its previously announced underwritten public offering of 10,000,000 shares of common stock at a price to the public of $25.00 per share.  All of the shares are being offered by the Company and are expected to be delivered at the closing on September 26, 2007.

Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. are acting as joint bookrunning managers.  In connection with the offering, the underwriters have been granted a 30-day option to purchase from the Company up to 1,500,000 additional shares of common stock to cover any over-allotments.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  The offering of these securities will be made only by means of a prospectus and related prospectus supplement.  Copies of the prospectus and prospectus supplement relating to the offering may be obtained from Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897, or J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002.

About Diana Shipping Inc.

Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.  The Company currently owns and operates thirteen modern Panamax dry bulk carriers and three Capesize dry bulk carriers.  The delivery of one newbuilding Capesize dry bulk carrier is scheduled for November 2007, with two additional newbuilding Capesize dry bulk carriers scheduled for delivery in 2010.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: September 21, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President